UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                            Taiwan Greater China Fund
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    874037104
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                                 (CUSIP Number)

                                 Barry M. Olliff
            c/o City of London Investment Management Company Limited
                   77 Gracechurch Street, London, UK EC3V 0AS

                                +44 207 711 0771
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                December 30, 2009
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ? .

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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CUSIP No. 874037104                    13D                     Page 2 of 9 Pages
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1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    CITY OF LONDON INVESTMENT GROUP PLC, (CLIG) A COMPANY INCORPORATED UNDER THE LAWS OF ENGLAND & WALES
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [_].
                                                      (b) [_].

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3.  SEC USE ONLY


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4.  SOURCE OF FUNDS*

    OO
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(D) OR 2(E)

                                                          [_]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    England and Wales
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                                 7.       SOLE VOTING POWER
                                          3,015,882

           NUMBER OF             -------- --------------------------------------
            SHARES               8.       SHARED VOTING POWER
         BENEFICIALLY                     0
           OWNED BY
             EACH                -------- --------------------------------------
           REPORTING             9.       SOLE DISPOSITIVE POWER
            PERSON                        3,015,882
             WITH
                                 -------- --------------------------------------
                                 10.      SHARED DISPOSITIVE POWER
                                          0

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,015,882
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_].

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    25.58%
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14. TYPE OF REPORTING PERSON*

    HC
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CUSIP No. 874037104                    13D                     Page 3 of 9 Pages
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1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    CITY OF LONDON INVESTMENT MANAGEMENT COMPANY LIMITED (CLIM), A COMPANY INCORPORATED UNDER THE LAWS OF ENGLAND AND WALES.
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [_].
                                                      (b) [_].

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(D) OR 2(E)

                                                          [_]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    England and Wales
--------------------------------------------------------------------------------
                                 7.       SOLE VOTING POWER
                                          3,015,882

           NUMBER OF             -------- --------------------------------------
            SHARES               8.       SHARED VOTING POWER
         BENEFICIALLY                     0
           OWNED BY
             EACH                -------- --------------------------------------
           REPORTING             9.       SOLE DISPOSITIVE POWER
            PERSON                        3,015,882
             WITH
                                 -------- --------------------------------------
                                 10.      SHARED DISPOSITIVE POWER
                                          0

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,015,882
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_].

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    25.58%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    IA
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
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CUSIP No. 874037104                    13D                     Page 4 of 9 Pages
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ITEM 1(A).     NAME OF ISSUER:

               Taiwan Greater China Fund

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               The principal executive offices of the Fund are located at The Taiwan Greater China Fund, c/o Brown Brothers Harriman, 40 Water Street, Boston, MA 02196-2047. Attn Cheryl Chang, Secretary (617-772-1616)


ITEM 2.        IDENTITY AND BACKGROUND.

               (a). This statement is being filed by City of London Investment Group PLC ("CLIG") and City of London Investment Management Company Limited ("CLIM," and together with CLIG, the "Reporting Persons").

               (b). The business address and principal executive offices of CLIG are 77 Gracechurch Street London, EC3V 0AS England. The directors and executive officers of CLIG, their business addresses and present principal occupation or employment are set forth on Annex A attached to this Schedule 13D. The business address and principal executive offices of CLIM are 77 Gracechurch Street London, EC3V 0AS England. The directors and executive officers of CLIM, their business addresses and present principal occupation or employment are set forth on Annex A attached

               (c). The principal business of CLIG is serving as the parent holding company for the City of London group of companies, including CLIM. CLIM is an emerging markets fund manager which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. CLIM is controlled by CLIG. CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including The Emerging World Fund ("EWF"), a Dublin, Ireland-listed open-ended investment company, Investable Emerging Markets Country Fund ("IEM"), a private investment fund organized as a Delaware business trust, Emerging (BMI) Markets Country Fund ("BMI"), a private investment fund organized as a Delaware business trust, Emerging Free Markets Country Fund ("FREE"), a private investment fund organized as a Delaware business trust, The EM Plus CEF Fund ("PLUS"), a private investment fund organized as a Delaware business trust and thirteen unaffiliated third-party segregated accounts over which CLIM exercises discretionary voting and investment authority (the "Segregated Accounts").

               EWF, IEM, BMI, FREE, and PLUS are collectively referred to herein as the "City of London Funds."

               (d). None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding.

               (e). None of the Reporting Persons has, during the last five years, been a party to any civil proceeding commenced before a judicial or administrative body of competent

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CUSIP No. 874037104                    13D                     Page 5 of 9 Pages
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               jurisdiction as a result of which it or he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f). City of London Investment Group PLC, (CLIG) and City of London Investment Management Company Limited (CLIM) are companies incorporated under the laws of England and Wales.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

               Beneficial ownership of the Shares to which this statement relates was acquired by the Reporting Persons with invested capital of the City of London Funds and the Segregated Accounts. The aggregate purchase price of the 3,015,882 Shares beneficially owned by the Reporting Persons was $17,162,369, inclusive of brokerage commissions. The aggregate purchase price of the 362,804 Shares owned directly by EWF was $2,154,277, inclusive of brokerage commissions. The aggregate purchase price of the 141,163 Shares owned directly by BMI was $824,252, inclusive of brokerage commissions. The aggregate purchase price of the 364,285 Shares owned directly by IEM was $2,116,395, inclusive of brokerage commissions. The aggregate purchase price of the 305,561 Shares owned directly by FREE was $2,150,100, inclusive of brokerage commissions. The aggregate purchase price of the 56,040 Shares owned directly by PLUS was $288,814, inclusive of brokerage commissions. The aggregate purchase price of the 1,786,029 Shares owned directly by the Segregated Accounts was $9,628,531, inclusive of brokerage commissions.

ITEM 4.        PURPOSE OF TRANSACTION.

               The Reporting Persons believe the Board of Directors of the Fund has substantially failed over the past year to take meaningful actions to permanently reduce or eliminate the substantial and persistent discount to net asset value ("NAV") at which the Fund's shares have been trading. In August 2009, the Reporting Persons communicated with the Board regarding the persistently wide discount at which the company's shares traded, inviting them to consider taking remedial action. The Fund recently announced that the discount level has triggered a proposal for a binding resolution to convert the Fund into an open-end investment that will be submitted at the next Annual General Meeting of Shareholders. The Reporting Persons intend to vote in favor of this resolution to convert the fund into an open-end investment vehicle.

ITEM 5.        INTERESTS IN SECURITIES OF THE ISSUER.

               (a) and (b). As of the date hereof, CLIG, through its control of CLIM, and CLIM, in its capacity as investment adviser to the City of London Funds and the Segregated Accounts, have voting and dispositive power with respect to all 3,015,882 Shares owned directly by the City of London Funds and the Segregated Accounts, representing approximately 25.58 % of the 11.788 million Shares outstanding as of December 30, 2008, as reported by the Fund. As of the date hereof, EWF, IEM, BMI, FREE, PLUS, and the Segregated Accounts owned directly 362,804, 364,285, 141,163, 305,561,
               56,040, and 1,786,029 Shares, respectively, representing

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CUSIP No. 874037104                    13D                     Page 6 of 9 Pages
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               approximately 3.07%, 3.09%, 1.20%, 2.59%, 0.48%, and 15.15%, respectively, of the 11.788 million Shares outstanding as of December 21, 2009, as reported by the Fund at the completion of the tender. The resulting ownership in excess of 3% of the outstanding voting shares of the Fund by EWF, and IEM, respectively, resulted from a share buy-back program instituted by the Fund which had the effect of reducing the total amount of the Fund's voting shares outstanding, and not as a result of a direct purchase or acquisition of Fund shares by EWF, and IEM. Such ownership in excess of 3% of the Fund's shares by EWF, and IEM is therefore specifically exempted from Section 12(d)(1)(A) of the Investment Company Act of 1940.

               (c). Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth below:

               N / A



               (d). Other than disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

               (e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Fund, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.        MATERIALS TO BE FILED AS EXHIBITS.

               See Letter dated December 30, 2009 attached hereto as Exhibit A.

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CUSIP No. 874037104                    13D                     Page 7 of 9 Pages
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  December 30, 2009

                                          CITY OF LONDON INVESTMENT GROUP PLC


                                          /s/ Barry M. Olliff
                                          ----------------------------------
                                          Name: Barry M. Olliff
                                          Title: Director


                                          CITY OF LONDON INVESTMENT MANAGEMENT
                                          COMPANY LIMITED



                                          /s/ Barry M. Olliff
                                          ----------------------------------
                                          Name: Barry M. Olliff
                                          Title: Director





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CUSIP No. 874037104                    13D                     Page 8 of 9 Pages
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                                     ANNEX A
                                     -------

                        DIRECTORS AND EXECUTIVE OFFICERS

The names of the directors and executive officers of CLIG and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o City of London Investment Group PLC, 77 Gracechurch Street, London EC3V 0AS, England.


         Andrew Davison                           Chairman
         Barry Olliff                             Chief Executive Officer
         Douglas Allison                          Finance Director
         David Cardale                            Non-Executive Director
         Omar Ashur                               Non-Executive Director
         George Robb                              Non-Executive Director
         Allen Bufferd                            Non-Executive Director
         Carlos Yuste                             Business Development Director
         Thomas Griffith                          Chief Operating Officer


The names of the directors and executive officers of CLIM and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o City of London Investment Management Limited, 77 Gracechurch Street, London EC3V 0AS, England.


         Barry Olliff                             Chief Investment Officer
         Douglas Allison                          Finance Director
         Michael Russell                          Director
         Thomas Griffith                          Director
         Carlos Yuste                             Director
         Christopher Weaver                       Director
         Jeremy Banister                          Director
         Martin Garzaron                          Director
         Valerie Tannahill                        Director



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CUSIP No. 874037104                    13D                     Page 9 of 9 Pages
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EXHIBIT A

December 30, 2009


Pedro-Pablo Kuczynski
The Taiwan Greater China Fund
111 Gillett Street
Hartford, CT  06105


Dear Mr. Kuczynski,


The Taiwan Greater China Fund, Inc. recently announced to the Market that at the next Annual General Meeting of Shareholders, the Board will submit to shareholders a binding resolution to convert the Fund into an open-end investment company, an action necessitated by the wide discount to NAV at which the Fund's shares trade. City of London Investment Management would like to remind the Board that we have repeatedly expressed concern over the Fund's discount, as well as the consistently poor performance of the Fund relative to the Taiwan Stock Exchange Index. As such, we feel that the triggering of the resolution can only be viewed as the natural result of ineffective management of the Fund's assets and a lack of meaningful corporate governance, and it is for these reasons that we intend to vote in support of the resolution.

We would also take this opportunity to comment upon the filing on November 12 of a preliminary prospectus for a Rights Offering. We find it extraordinary that the Fund would consider issuing additional shares when the discount is so wide, a fact that, at least in part, must be attributed to a distinct lack of demand. In such an environment, proposing a Rights Offering only serves to send mixed messages to the market. To actually move forward with one would suggest that Management is more interested in increasing its fees than in providing a competitive product for investors. This, we would point out, is yet another example of the lack of responsible corporate governance being demonstrated by the Board.

In view of our many discussions with Fund Management and the Board, we would assume our stated intentions regarding this resolution and our response to the possibility of a Rights Offering come as no surprise. We simply feel it necessary to make the Fund and the Market aware of our stance as soon as possible.


Regards,


Jeremy Bannister